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                                                    EXHIBIT 3(ii).12



                           BURNHAM PACIFIC PROPERTIES, INC.
                                 (the "Corporation")

                                 AMENDMENTS TO BYLAWS

         On March 1, 2001, the Board of Directors of the Corporation amended the Bylaws of the Corporation by:

         1. Deleting therefrom ARTICLE II, Section 2 in its entirety and inserting the following in lieu thereof:

                  "Section 2. ANNUAL MEETING. An annual meeting of the stockholders for the election of directors and the transaction of any business within the powers of the Corporation properly brought before the meeting shall be held on the last Wednesday of May each year, or on such other date set by the Board of Directors, if any, which is not more than fifteen days prior to or after such last Wednesday of May, and at such time as shall be fixed by the Board of Directors."; and

         2. Deleting therefrom the second sentence of ARTICLE II, Section 13(a)(2) in its entirety and inserting the following in lieu thereof:

                  "To be timely, a stockholder's notice shall be delivered to the secretary at the principal executive offices of the Corporation not later than the close of business on the 60th day nor earlier than the close of business on the 90th day prior to the first anniversary of the preceding year's annual meeting; provided however, that in the event that the date of the annual meeting is advanced by more than 30 days or delayed by more than 60 days from such anniversary date or if the Corporation has not previously held an annual meeting, notice by the stockholder to be timely must be so delivered not earlier than the close of business on the 90th day prior to such annual meeting and not later than the close of business on the later of the 60th day prior to such annual meeting or the tenth day following the day on which public announcement of the date of such meeting is first made by the Corporation."